Exhibit 99.1

AMTD International Completed Its Auditor Rotation Process and Appointed Deloitte as

Its Independent Registered Public Accounting Firm

Hong Kong, January 22, 2021 — AMTD International Inc. (“AMTD International” or “the Company”), a NYSE and SGX-ST dual-listed company, a subsidiary of AMTD Group Company Limited (“AMTD Group”), a leading comprehensive financial services conglomerate, today announced that, effective on January 22, 2021, the Company has engaged Deloitte Touche Tohmatsu (“Deloitte”) as the Company’s independent registered public accounting firm, to rotate out Ernst & Young (“EY”). This change was initiated, supervised and approved by the Audit Committee of the Board to conform with international best practices on auditor independence. EY has served as the independent auditor for AMTD Group and its subsidiaries for six consecutive years. The Company’s appointment of Deloitte as its independent registered public accounting firm is in line with the auditor rotation policy of AMTD Group which covers all of its subsidiaries, including the Company.

Deloitte has been engaged to audit and report on the consolidated financial statements of the Company for the year ended December 31, 2020.

EY has served as AMTD Group’s independent auditor since 2014. EY has issued unqualified opinions on the Company’s consolidated financial statements since the Company’s inception.

Dr. Feridun Hamdullahpur, Independent Chairman of the Board and Chairman of the Audit Committee commented, “We at AMTD share one common goal and one common belief with regard to attaining the highest standard in international best practices on corporate governance, and benchmarking our policies and procedures to conform with global standards for corporate social responsibilities. As such, the process of rotation of auditors is particularly important to support our governance requirements since EY already served as the independent auditor for AMTD Group for six consecutive years. In my capacity as Chairman of the Company’s Audit Committee, I applaud the management of AMTD Group for the robustness of the tendering and selection processes in accordance with the instructions of the Audit Committee. On behalf of the Audit Committee, we welcome the appointment of Deloitte as the Company’s independent registered public accounting firm for 2020 and look forward to their fresh perspectives. I would also like to thank EY for their professional services and support over the years”.

Prof. Annie Koh, independent Board member and member of the Audit Committee added, “As a member of the Audit Committee on AMTD International which has a secondary listing on the SGX, I am pleased that the Audit Committee has called for a tender to rotate the independent auditor for the Company. We welcome Deloitte as our new independent registered public accounting firm and look forward to working closely with them to uphold the governance standards across the two exchanges.”

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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